EX-FILING FEES
Calculation of Filing Fee Tables

SC TO-I/A
(Form Type)

MSC INCOME FUND, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$2,000,000.00	0.0001476	$295.20
Total Transaction Valuation	$2,000,000.00
Total Fees Due for Filing			$295.20
Total Fees Previously Paid	—
Total Fee Offsets			—
Net Fee Due			$295.20

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